# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIVE STAR BANCORP, CIK 0001275168
CUSIP: 33830T103
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 3100 ZINFANDEL DRIVE, SUITE 100, RANCHO CORDOVA, California (CA), 95670
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001857833

## Reporting persons
- Oates Administrative Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 1,010,778; shared voting power 0; sole dispositive power 1,010,778; shared dispositive power 0; aggregate amount beneficially owned 1,010,778 (4.7% of the class)

## Item 1. Issuer
Name of issuer: FIVE STAR BANCORP
Address of issuer's principal executive offices: 3100 ZINFANDEL DRIVE, SUITE 100, RANCHO CORDOVA, CALIFORNIA, 95670.

## Item 2. Person Filing
Name of person filing: Oates Administrative Trust
Address of principal business office or, if none, residence:
555 Capitol Mall, Suite 900
Sacramento, California 95814
Citizenship: Oates Administrative Trust - California, United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Oates Administrative Trust - 1,010,778
Kathryn Ruth Oates-Fairrington and Philip David Oates are two of the three trustees of the Oates Administrative Trust, as well as two of the four beneficiaries. Oates Administrative Trust has sole power to vote or direct the vote, as well as sole power to dispose or to direct the disposition of, the Shares held by this trust.
Percent of class:
Oates Administrative Trust - 4.7%

Percentage is based upon 21,329,235 Shares outstanding of the Issuer as of February 25, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2025.
Sole power to vote or to direct the vote:
Oates Administrative Trust - 1,010,778
Kathryn Ruth Oates-Fairrington and Philip David Oates are two of the three trustees of the Oates Administrative Trust, as well as two of the four beneficiaries. Oates Administrative Trust has sole power to vote or direct the vote, as well as sole power to dispose or to direct the disposition of, the Shares held by this trust.
Shared power to vote or to direct the vote: Oates Administrative Trust - 0
Sole power to dispose or to direct the disposition:
Oates Administrative Trust - 1,010,778
Kathryn Ruth Oates-Fairrington and Philip David Oates are two of the three trustees of the Oates Administrative Trust, as well as two of the four beneficiaries. Oates Administrative Trust has sole power to vote or direct the vote, as well as sole power to dispose or to direct the disposition of, the Shares held by this trust.
Shared power to dispose or to direct the disposition: Oates Administrative Trust - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Oates Administrative Trust: Philip David Oates, Co-Trustee (04/01/2025)
- Oates Administrative Trust: Kathryn Ruth Oates-Fairrington, Co-Trustee (04/02/2025)